UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                             FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities and Exchange Act of 1934

                     SOFTWALL EQUIPMENT CORP.
             (Name of Small Business in its charter)

UTAH                                                 87-0624752
(State or other jurisdiction of            (IRS Employer Identification No.)
incorporation or organization)

11602 Colchester Drive, Sandy, Utah                                  84092
(Address of principal executive offices)                           (Zip Code)

Issuer's Telephone number: ( 801 ) 572-4724

Securities to be registered Under Section 12(b) of the Act:

Title of each Class                                  Name of each
to be so registered                                exchange on which
be registered                                       each class is to

Common                                                    OTC

Securities to be registered under Section 12(g) of the Act:

                            Common
                       (Title of Class)

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1. Description of Business.

The Company Softwall Equipment Corp. (the "Company") was organized as a Utah corporation on October 5, 1998. Its offices are located in the President's home at 11602 Colchester Drive, Sandy, Utah 84092.

The Company was incorporated under the laws of the State of Utah to engage in the manufacturing of mining equipment and research and development of mining equipment.

The Company's President is the inventor of softwall mining technology methods which are the subject of a patent pending. His invention is a novel device
and method for mining soft shallow deposit.   He has granted the rights to
develop and exploit such technology to the Company. However, his rights are subject to interest by a third party, IMC Agrico Company ("IMCA") a Delaware partnership and an international producer of phosphate fertilizer products. IMCA and Mr. Peterson have entered into a Letter of Intent whereby IMCA has agreed to grant him an exclusive license to develop and market his invention in "non-phosphate" areas throughout the world in exchange for the ownership of the patent.

The company's President is also the inventor of the Surface-Assisted Continuous Underground Mine Conveyor (SACUM). SACUM is a system in methodology for extending the tail loading end of a conveyor operation. The patent was granted to Mr. Randall Peterson on December 7, 1999as Patent No. 5,997,101. The primary goal of the invention is to provide a method of mining underground coal that does not require the conventional in-seam support
infrastructure of underground operations.    Ownership rights to the SACUM
patent were assigned to the company in exchange for 5,000,000 shares of restricted 144 common stock issued to Peterson and 10,000 shares issued to the company's Vice President Roger Brockbank for his private contribution toward Peterson's patent expenses.

Financial highlights: The following schedule sets forth certain information as December 31, 1998 and for the interim period ended September 30, 1999. See part F/S for the companies financial statements for those periods, the auditors report and related notes.


                                 September 30, 1999  December 31, 1998
                                  (Unaudited)
     Total Assets................ $36,637            $13,150
     Total Liabilities........... $2,500             $   100
     Stockholders Equity......... $36,367            $13,150


Registration Statement: The company has elected to file this Form 10-SB Registration Statement on a voluntary basis in order to become subject to the reporting requirements of Section 13 of the Securities and Exchange Act of 1934 as amended. The companies primary purpose for filing this Registration Statement is to apply for listing on the National Association of Securities Dealers Over-The-Counter Bulletin Board. Current National Association of Securities Dealers rules provide, "An issuer cannot maintain a listing unless it is current in it reporting obligations under Section 13 or 15(d) of the 1934 Act.

Principal Products or Services:

Softwall is a new extraction method combining hydraulic mining and longwall mining principles. It has several applications both in mining and in other industries involving extraction or removal of bulk materials and earth. Softwall is specifically intended for use in shallow, soft or earthy type ground landsoil conditions.

As of today, one bench scale model of the Softwall System has been manufactured by Brigham Young University ("BYU") in Provo, Utah. The construction of the bench scale model began as an academic exercise in September of 1998 and was completed in April 1999. The bench scale model is sufficient for certain functional tests. The preliminary work at BYU included mechanical evaluation of the concept and provided mechanical engineering design and CAD draftings for both a bench scale model and a &half; scale model. Subsequent work involved the actual fabrication of the bench scale model which is 1/6th scale of a full scale production module. Although not intended for production, the bench model is equipped with hydraulic and water systems which demonstrate the machines operating functions.

On behalf of the company, Peterson has executed two additional agreements with IMCA. The first is an agreement to share costs on the completion of the bench scale model or 1/6th scale prototype and the other agreement is to share in the continued development with the construction of a second prototype. Both agreements are attached.

Distribution Methods of the Products:
Since the Company has not yet finished manufacturing and testing its Softwall System, it has not established any definitive methods for distribution. The Company however, will initially market directly to targeted end users in certain industries and may also use the service of established distribution services.

Status of any Publicly Announced product or services:

The Company has made no public announcements regarding its Softwall System, although it does have a website on the internet, for education and information.

Competition

The Softwall System is an alternative to strip mining and the Company will be in heavy competition with conventional strip mining methods. It believes its Softwall System is a unique and revolutionary system for shallow earth mining and that no similar product/method exists, the Company will be in direct competition with companies which market equipment for use in traditional dragline methods to end users which are also target markets for the Company.

Sources and availability of raw materials and the name of principal suppliers:

The Company will rely on a variety of manufacturers for production of the Softwall System. There are numerous manufacturers in the United States with the capability to manufacture the Softwall System. The Company has received numerous vendor quotes from various manufactures/suppliers for the production of the Softwall System but has not as of yet signed any agreements with them.

Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts:

The Softwall System has a patent pending pursuant to application made to the United States Patent and Trademark office on May 6, 1997. The Application notes Mr. Peterson as the inventor and IMCA as the assignee. The application covers both the method and the device. The patent, when issued will be assigned to IMCA as part of a contemplated license agreement between IMCA and Peterson.

The issuer obtained the ownership interest in United States Patent No. 5,997,101 for the Surface-Assisted Continuous Underground Mine Conveyor. Said system will assist extending the tail loading end of a conveyor. The patent was granted on the 7th day of December, 1999 from Mr. Randall Peterson, the President of the issuer for 5,000,000,000 restricted 144 common shares and 10,000 restricted 144 shares to the companies Vice-President, Roger Brockbank.

Neither the Company nor Mr. Peterson have applied for a trademark. A trademark has been issued for "Softwall" for an unrelated company involved in interior decorating.

Need for Governmental approval of Principal Products:

The Company will be required to receive governmental approval on either the methodology or technology in the Softwall System. The Softwall System will be subject, as any mining operation, to high safety and environmental impact standards by such federal regulatory agencies as the Offices of Surface Mining, Mine Safety and Health Administration, the National Institute of Occupational Safety and Health as well as state agencies having jurisdiction over mining activities.

Effect of Existing or Probable Governmental regulations on the Business:

The Company believes that its product/methodology will comply with existing regulations, and in fact, that it will actually provide a safer method of mining because there will be less personnel involved in the actual mining process. The heavy regulations of the mining industry combined with the fact that the Softwall System is a new method which does not fit into standard industry classification could make the marketing of the system difficult especially if initial attempts to use the system result in the need for a new regulations and amendment of existing regulations.

The company presently has no employees and does not plan on having any employees for the next 12 months. Peterson will be retained on a contract basis to continue with the work at BYU according to the agreements with IMCA. When machinery is sold and/or sub-licensed for use, and manufacturing is required, the company will contract manufacturing to be done by others.

Y2K Compliance: The company does not anticipate any problems with Y2K compliance in development of mining equipment and distribution of the same.

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company has had little or no operational history other than organizational activity. It intends to operate in the product development mode financed initially by a public offering which was recently completed. Accordingly, the Company has solicited interest from certain end-users but has no firm orders for any of its Softwall System. The Company intend to utilize the first proceeds from the offering for development, manufacture and testing of the Softwall System. The Company does not anticipate any revenues from operations within the next 12 months.

Dependance on a few major customers: The company presently has no customers as of this date and has to depend upon a few customers involved in mining operations.

The following Financial Statements are included herewith: The companies financial statements for the year end December 31, 1998 and the unaudited financial statements for the interim period ending September 30, 1999.

                                  September 30, 1999  December 31, 1998
                                   (Unaudited)
     Total Assets................  $36,637             $13,150
     Total Liabilities...........  $ 2,500             $   100
     Stockholders Equity....       $36,367             $13,150

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company currently is doing business operations from an office in the home of two of the Company's officers and directors, Randall and Sally Peterson.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than three percent of the issued and outstanding shares of the Company as of November 24, 1999. The table sets forth the information based on 14,135,000 common shares issued and outstanding as of November 24, 1999.

Title               Name and Address        Amount and Nature      Percent of
of class            of Beneficial Owner     of Beneficial Owner    Class


Common             Roger Brockbank                 510,000            3.61%
                   5984 South 900 East
                   Salt Lake City, UT

Common             Randall D. Peterson          12,398,000*          87.71%
                   11602 Colchester Drive
                   Sandy, UT 84092

Common              Officers and Directors       12,908,000           91.32%
                    as a Group

* of this amount 5,746,000 shares are held jointly with Sally W. Peterson in Joint Tenn with Randall Peterson with 6,648,000 owned by Randall Peterson and 4,000 shares are held by Randall & Sally Peterson's children

None of the foregoing have any right to acquire other or additional shares of the Company. There is no existing arrangement which may result in a change in control of the Company. However, if an active business is found with which to enter into some form of corporate reorganization, a change in control of the Company will be contemplated as part of such reorganization.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:

Name                         Age    Position                Date
Held

Randall D. Peterson          45     President               October 5, 1998
11602 Colchester Drive              Director
Sandy, UT 84092

Roger Brockbank              50     Vice President          October 5, 1998
5984 South 900 East                 Director
Salt Lake City, UT

Sally W. Peterson            36     Secretary/Treasurer     October 5, 1998
11602 Colchester Dr                 Director
Sandy, UT 84092

     Randall Peterson is 45 years of age and is the President, CEO and a Director of the Company and has over 18 years of experience in working for mining companies in underground coal and trona and surface metal mining. He is currently working as a professional engineer and an independent mining consultant which he has been doing since 1998. During this time he has provided engineering and consulting services to Union Pacific Resources - Minerals, IMC Agrico, Westmoreland Coal Company, Calcium Springs Water
Company, Clean Air Engineering and Combined Plastics Company.   From 1997 to
1998 he acted as Managing Director, Engineer and Principal Consultant to South East International of Camden Australia and Salt Lake City, Utah. Mr. Peterson provided consulting services to numerous companies including Shell Coal of Brisbane, Australia; Allied Bellambi Colleries, Wollongong, Australia; Savage Togara North of Brisbane, Qld, Australia; IMC Agrico Technology Development Group, Mulberry, Florida; in addition to Union Pacific Resources. His consultation services for the foregoing companies covered a wide range including evaluations of mining methods and options, mine training services, mine plan and project evaluations, and economic feasibility evaluations and mine care and maintenance. From 1995 through 1997, Mr. Peterson was Project Manager for NorWest Mines Services, Inc., Salt Lake City, Utah where he acted as project manager, coordinator, engineer and consultant for a wide variety of underground mine design, improvement and feasibility evaluation projects. These projects involved assignments with numerous mining ventures throughout the world. During this time he was also a contracted Instructor of Mining Engineering for the University of Utah where he taught senior mine layout design courses for the Department of Mining and Engineering. From 1990 through 1995, Peterson acted as Superintendent of Mine Engineering for General Chemical Soda Ash Partners in Green River Wyoming. His position included acting as Mine Manager on weekends; supervision and management of an engineering department; mine planning, technical and design support services for underground operations; planning, coordinating and coordination of new mine shaft construction, among other technical and administrative responsibilities. From 1989 to 1990, he was Chief Engineer and Technical Services Manager for Sunnyside Mines, Sunnyside, Utah and from 1988-89, he was a mine shift supervisor for Barneys Canyon Mine, Kennecott Gold, Bingham, Utah. He was project engineer for the Twentymile Park Project, Getty Mining Company in Salt Lake City from 1983-1985. Peterson was Mine Engineer for Plateau Mining Company, a subsidiary of Getty Mining Company, in Price, Utah, from 1981 through 1983 and from 1979 through 1981 he was Section Foreman and Mine Engineer for Hawks Nest Mines, Western Slope Carbon (a subsidiary of Northwest Pipeline Corporation) of Somerset, Colorado.

     Peterson's education includes a Master of Science in Mining Engineering from the University of Utah in 1988 where he graduated at the top of his class. He also received a Master of Business Administration from University of Utah in 1988 with Honors and is a member of the Beta Gamma Signa Honor Society for collegiate Schools of Business. He received his Bachelors of Science in Mining Engineering from that same university in 1979 and has completed continuing education courses at Western Wyoming Community College in Auto CAD in 1993. He is a Registered Professional Engineer in Utah, Colorado and Wyoming. He is a certified MSHA Instructor for Underground Metal and Non Metal Mines. He is also a Certified Underground Coal Mine Foreman in Colorado, Utah and Wyoming; and a Certified Underground Trona Foreman in Wyoming. He is a member of the American Institute of Mining Engineers and the Society of Mining Engineers (SME)

     Peterson has been published on numerous occasions since 1988 and is the author of Softwall Mining - New Mining Technology for Mining Phosphatic Clay Beds and other deposits in soft shallow conditions, which was presented at the mechanical mining session of the SME/AIME Annual Convention in Orlando, Florida USA in March 1998. He is also the inventor of several mining innovations including two which have US and International patents pending: the Surface Assisted Underground Mine Conveyor for Coal and Hard Strata-bound Rock Deposits and the Softwall Mining Process for Phosphatic Clays, and one which has been awarded a patent, a wall-to-wall mining method for surface mining transition to longwall.

     Sally Peterson - The wife of Randall Peterson is 37, is the Company's Secretary/Treasurer and a Director. Although Sally Peterson currently is a mother and homemaker, and has not been employed since 1990, she currently serves as ARP committee chair for the PTA at Lone Peak Elementary School where her children attend. She was a Kindergarten Teacher from 1987 through 1990 at Uintah Elementary School, in Salt Lake City, Utah. In 1986, she worked as a Clerk for Mountain Fuel Supply Company, in Salt Lake City. From 1979 through 1983, Mrs. Peterson was an Insurance Rater/Underwriter for American National General Agencies also in Salt Lake City, Utah. Mrs. Peterson has a Bachelor of Science in Elementary Education from the University of Utah which she received in 1986. She has also completed continuing education and training associated with her Elementary Education in 1989 and 1998.

     Roger Brockbank - 50, is a director of the Company with a great deal of experience in real estate development and construction. From 1997 to the present date, he is building a 10,000 square foot office space and a 10,500 foot strip center along with a 13 lot Industrial Subdivision in Lindon, Utah. From 1996-97 he built an I 1,000 square foot strip center in Riverton, Utah which is now leased. He also developed 54 lots in Tooele that have sold out and purchased an 18,000 square foot building in Tooele which is now 80% leased. During 1994 and 1995, Mr. Brockbank developed 36 lots in Riverton, Utah which have sold out, he developed three subdivisions with, 64 lots in Riverton, and 32 lots in Murray all of which have sold out. From 1987 through 1990, he remodeled and sold 15 homes on the open market and bought 30 apartments which he sold as condos. Mr. Brockbank managed and did tenant improvements at a shopping center at 90th South Redwood Road from 1984 - 1987; and he also did the same for a 50 unit apartment building and other commercial space, and developed 20 lots during that time period. In 1980 through 1984, Roger Brockbank developed 30 lots and built 15 homes. From 1969 on, having completed a mission for the LDS Church, Roger Brockbank owned and ran a painting business and completed a multitude of building projects. He attended Brigham Young University for 31/2 years. Roger Brockbank is a licensed general contractor doing business as R.B Construction.

     Randall Peterson, President, CEO and Director is the husband of Sally Peterson, Secretary, Treasurer and Director. Mr. Peterson is also a second cousin to Roger Brockbank, Vice President and director.

           None of the officers or directors of the Company are officers, directors or affiliates of any reporting companies.

               To the knowledge of the Company, no present or former director, executive officer or person nominated to become a director or executive of the Company has ever:

               1) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or with two years prior to that time;

               2) Had any conviction in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

              3) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

               4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6. EXECUTIVE COMPENSATION.

      The Company currently is not now paying, and has not since inception, paid any compensation to officers, directors or executives. It does not have any pension, profit-sharing, stock bonus, or other benefit plans. Such plans may be adopted in the future at the discretion of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The company issued 1,625,000 common shares to its founding shareholders, which include 1,500,000 shares to Mr. Peterson who is both President and a director of the Company in addition to being the company's majority shareholder. Such shares were transferred to Peterson for the transfer of ownership of a vehicle From Peterson to the Company values at approximately $13,000.00 and the assignment of his rights to the Softwall System.

The Company's President, and Chairman of the board, Randall Peterson, assigned ownership of the SACUM patent to the company valued at $5,010 for 5,010,000 shares of common stock, with Randall Peterson receiving 5,000,000 shares and Roger Brockbank receiving 10,000.

On April 23, 1999 the company preformed a 5:1 forward stock split.

ITEM 8.  DESCRIPTION OF SECURITIES.

The aggregate number of shares which the Company shall be authorized to issue is 50,000,000 shares of non-assessable voting common stock having par value of $0.001per share. All stock of the Company shall be of the same class common and shall have the same rights and preferences, fully paid stock of this Company shall not be liable to any further call or assessment.

The holders of the Company common stock are entitled to one vote per share in each matter submitted to vote at any meeting of shareholders. Share of common stock do not carry cumulative voting rights.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS.

At the present time there is no public trading market for the Company's common shares.

ITEM 2. LEGAL PROCEEDINGS.

To the best of the Company's knowledge it is not a party to any pending legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The company knows of no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In 1999 the company issued 200,000 shares in a 504 public offering at an offering price of $.15 per share for a total purchase price of $30,000.00.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation contain no provisions regarding indemnification of officers and directors. However, Article VIII of the Company's By-Laws state the indemnification as follows:

     "Section 1. Any person made a party to or involved in any civil, criminal or administrative action, suit or proceeding by reason of the fact that he or his testator or intestate is or was a Director, officer, or employee of the Corporation, or of any corporation which he, the testator, or intestate served as such at the request of the Corporation, shall be indemnified by the Corporation against expenses reasonably incurred by him or imposed on him in connection with or resulting from the defense of such action, suit, or proceeding and in connection with or resulting from any appeal thereon, except with respect to matters as to which it is adjudged in such action, suit or proceeding that such officer, Director, or employee was liable to the Corporation, or to such other corporation, for negligence of misconduct in the performance of his duty. As used herein the term "expense" shall include all obligations incurred by such person for the payment of money, including without limitation, attorney's fees, judgments, awards, fines, penalties, and amounts paid in satisfaction of judgment or in settlement of any such action, suit, or proceedings, except amounts paid to the Corporation or such other corporation by him.

         A judgment or conviction whether based on plea of guilty or nolo contenders or its equivalent, or after trial, shall not of itself be deemed an adjudication that such Director, officer or employee is liable to the Corporation, or such other corporation, for negligence of misconduct in the performance of his duties. Determination of the rights of such indemnification and the amount thereof may be made at the option of the person to be indemnified pursuant to procedure set forth, from time to time, in the By-laws or by any of the following procedures:

a) order of the Court or administrative body or agency having jurisdiction on the action, suit, or proceeding

b) resolution adopted by a majority of the quorum of the Board of Directors of the Corporation without counting in such majority any Directors who have incurred expenses in connection with such action, suit or proceeding

c) if there is no quorum of Directors who have not incurred expense in connection with such action, suit, or proceeding, then by resolution adopted by a majority of the committee of stockholders and Directors who have not incurred such expenses appointed by the Board of Directors

d) resolution adopted by a majority of the quorum of the Directors entitled to vote at any meeting; or

e)     order of any Court having jurisdiction over the Corporation.

     Any such determination that a payment by way of indemnification should be made will be binding upon the Corporation. Such right of indemnification shall not be exclusive of any other right which such Directors, officers and employees of the Corporation and other person above mentioned may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any By-law, Agreement, vote of stockholders, provision of law, or otherwise in addition to their rights under this Article. The provisions of this Article shall apply to any member of any committee appointed by the Board of Directors as fully as though each person had been Director, officer or employee of the Corporation."

PART F/S


Softwall Equipment Corporation
(a Development Stage Company)
Financial Statements
September 30, 1999 and December 31, 1998

CONTENTS


Accountants' Report                         3

Balance Sheets                              4

Statements of Operations                    5

Statements of Stockholders' Equity          6

Statements of Cash Flows                    7

Notes to the Financial Statements           8




INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Softwall Equipment Corporation

We have audited the accompanying balance sheet of Softwall Equipment Corporation (a Development Stage Company) (A Utah Corporation) as of December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Softwall Equipment Corporation as of December 31, 1998 in conformity with generally accepted accounting principles.

The balance sheet, statement of operations, statement of cash flows and statement of stockholders' equity for the period ended September 30, 1999 were not audited by us, accordingly we do not express an opinion or any other form of assurance on them.




Salt Lake City, Utah
October 19, 1999 Softwall Equipment Corporation
(a Development Stage Company)
Balance Sheets


Assets

                                        September 30,      December 31,
                                           1999               1998

Current Assets
   Cash                                    1,392               150

Total Current Assets                       1,392               150

Property Plant and Equipment(net)(Note 3) 13,436            13,000

Other Assets
    Patent (Note 4)                       21,809                 -

     Total Assets                         36,637            13,150


Liabilities and Stockholders' Equity

Current Liabilities
  Taxes Payable                           14,135               100
   Note Payable                           26,732                 -

Total Current Liabilities                 (6,730)              100
                                          34,137
Stockholders' Equity
Common Stock, authorized 50,000,000
  shares of $.001 par value, issued and
  outstanding 14,135,000 and
  1,625,000, respectively                                       1,624
Additional Paid in Capital                                     11,575
Deficit Accumulated During the
   Development Stage                                             (150)
Total Stockholders' Equity                                     13,050

     Total Liabilities and
     Stockholders' Equity                                      13,150

The accompanying notes are an integral part of these financial statements


Softwall Equipment Corporation
(a Development Stage Company)
Statement of Operations
(Unaudited)

                                                  For the     October 5, 1998
                                                  Period      (inception of the
                                                 January 1,    development
                                                  1999 to       stage) to
                                                September 30,  September 30,
                                                   1999             1999

Revenues:

Expenses:

General and administrative                          4,731          4,881
Depreciation expense                                1,849          1,849

     Total Expenses                                 6,580          6,730

Net (Loss)                                         (6,580)        (6,730)

Net (Loss) Per Share                                    -              -

Weighted average shares  outstanding               5,266,852       1,675,000



Softwall Equipment Corporation
(a Development Stage Company)
Statement of Stockholders' Equity
From October 5, 1998 (Inception) through
September 30, 1999 (unaudited)


                                                               Deficit
                                                             Accumulated
                                            Additional        During the
                                      Common Stock       paid-in    Development
                                  Shares     Amount      capital    Stage
Inception at October 5, 1998         -      $     -     $     -     $     -

Shares issued for Equipment
 and Cash at $.0081 per share     1,625,000   1,625       11,575         -

Net Loss, December 31, 1998       -             -             -       (150)

Balance, December 31, 1998        1,625,000   1,625       11,575      (150)

Shares issued for Cash
 at $.15 per share                  200,000     200       29,800          -

Less: Offering costs                  -          -        (7,343)         -

Stock split 5:1                   7,300,000   7,300       (7,300)         -

Shares issued for Patent          5,010,000   5,010          -             -

Net Loss for the period
 January 1, 1999
 to September 30, 1999                -           -             -       (6,580)

Balance, September 30, 1999      14,135,000 $14,135      $26,732       $(6,730)

Softwall Equipment Corporation
(a Development Stage Company)
Statement of Cash Flows
(Unaudited)

                                                         October 5, 1998
                                        For the Period   (inception of the
                                        January 1, 1999  development
                                        1999 to          stage) to
                                        September 30,    September 30,
                                         1999            1998

Cash Flows from Operating
 Activities

    Net Loss                                (6,580)        (6,730)
         Add depreciation expense            1,849          1,849
         Decrease in Taxes Payable            (100)             -
          Net cash flows provided
           (used) by operating activities   (4,831)        (4,881)

Cash Flows from Investing
 Activities:
      Equipment                             (2,285)        (2,285)
      Patent Costs                         (16,799)       (16,799)
          Net cash flows provided
           (used) by Investing activities  (19,084)       (19,084)

Cash Flows from Financing
 Activities:
    Issuance of common stock                22,657         22,857
    Note Payable                             2,500          2,500
          Net cash flows provided
           (used) by financing activities   25,157         25,357

Net increase (decrease) in cash              1,242          1,392

Cash, beginning of period                      150              -

Cash, end of period                          1,392          1,392

Supplementary Cash Flow Information:

Cash Paid for:
     Interest                                  $-            $-
     Taxes                                     $100          $100


The company issued 1,625,309 shares of its common stock for equipment valued at $13,000.
The company issued 5,010,000 shares of its common stock for Patent valued at $5,010.


Softwall Equipment Corporation
(a Development Stage Company)
Notes to the Financial Statements
September 30, 1999

NOTE 1 - Summary of Significant Accounting Policies

     a.  Organization

      Softwall Equipment Corporation (the "Company") was incorporated under the laws of the State of Utah on October 5, 1998 for the purpose of manufacturing mining equipment. The Company has yet to begin operations and generate revenue.

       The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7

     b.  Accounting Method

         The Company recognizes income and expense on the accrual basis of accounting.

     c.  Earnings (Loss) Per Share

    The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.  Cash and Cash Equivalents

    The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision for Income Taxes

The Company adopted Statement of Financial Standards No. 109 "Accounting for Income Taxes" for the current fiscal year.

Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences for the current year accordingly, no deferred tax liabilities have been recognized.

     No provision for income taxes has been recorded due to net operating loss carryforward totaling approximately $150 that will be offset against future taxable income. The NOL carryforward begins to expire in the year 2014. No tax benefit has been reported in the financial statements.

        Deferred tax assets and the valuation account at December 31, 1998 is as follows:

          Deferred tax asset:
             NOL carryforward               $           150
             Valuation allowance               $          (150)

              Total               $             -
     Softwall Equipment Corporation
(a Development Stage Company)
Notes to the Financial Statements
September 30, 1999

NOTE 1 - Summary of Significant Accounting Policies (continued)

  f.  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the time of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets involve reliance on management's estimates.

NOTE 2 - Development Stage Company

    The Company is a development stage company as defined in Financial Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 3 - Property, Plant and Equipment

   Property, plant and equipment are stated at cost. Major renewals and betterments are capitalized while expenditures for maintenance and repairs are charged to operations as incurred.

     Property, Plant and Equipment consist of the following:
                                              September 30,     December 31,
                                                  1999                1998

          Computer                             $  2,285         $    -
          Vehicle                                13,000          13,000
          Total property, plant and equipment    15,285          13,000
          Less: accumulated depreciation        ( 1,849)             -
          Net Property, Plant and Equipment$     13,436          13,000

     Depreciation - The cost of the equipment will be depreciated using the straight-line method. The depreciation periods are prescribed based on the type of property. The vehicle and computer will be depreciated over the property's estimated useful life of 5 years. Depreciation expense is $1,849 for the nine months ended September 30, 1999.

NOTE 4 - Patent

     The Company purchased &half; interest in a patent. The Sacum patent will be amortized over 15 years, commencing in the year it becomes operational.

NOTE 5 - Related Party Transactions

     The Company's President, and Chairman of the board, Randall Peterson, contributed a vehicle at his cost of $13,000 and $200 cash to the Company for 1,625,000 shares of the Company's common stock.

     The Company's Vice President, and Director, Roger Brockbank, sold his &half; interest in a patent to the Company for $14,700.

     The Company's President, and Chairman of the board, Randall Peterson, contributed &half; interest in a patent at his cost of $5,010 to the Company for 5,010,000 shares of common stock.


PART III

Item 1.  Index to Exhibits

2       Confidential Offering Memorandum
3.i     Articles of Incorporation
3.ii    By-laws
10.i    Agreement from Softwall Equipment Corp
10.ii   Assignment of Roger Brockbanks interest to Softwall


SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SOFTWALL EQUIPMENT CORP.



                                        By:/S/RANDALL PETERSON
                                        Randall Peterson, President